Exhibit 11

ESS Technology, Inc.

Computation of Net Income Per Share (1)
(In thousands, except per share amounts)

	December 31,
	2004	2003	2002
Weighted average common shares	39,476	39,517	44,044
Weighted average incremental common equivalent shares:
Common stock (2)	—	1,721	2,687

Total weighted average common and common equivalent shares	39,476	41,238	46,731

Net income (loss)	$(35,550)	$25,291	$37,277

Net income (loss) per share	$(0.90)	$0.61	$0.80

(1)	This Exhibit should be read in conjunction with Note 12, “Shareholders’ Equity,” to the consolidated financial statements in Item 8 of this Report.

(2)	Earnings per share is computed using the weighted average number of common shares and common equivalent shares (“weighted average shares”) outstanding during the period. Common equivalent shares consist of the Company’s common stock issuable upon exercise of stock options (using the treasury stock method), except when antidilutive.